PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northill Distribution U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Ave, 39th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker, Tilly, Virchow, Krause LP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northill Distribution U.S. Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



____

____

____

Signature

CFO

Title

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-18-2021



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHILL DISTRIBUTION US INC.

REPORT ON AUDIT OF THE STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

NORTHILL DISTRIBUTION US INC.

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020



Report of Independent Registered Public Accounting Firm

To the Stockholder of
Northill Distribution US Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northill Distribution US Inc. (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures that assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Baker Tilly US, LLP

Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP)
New York, New York
February 15, 2021

NORTHILL DISTRIBUTION US INC.
Statement of Financial Condition
December 31, 2020

	$
ASSETS:	
Cash and cash equivalents	1,368,722
Accounts receivable from affiliates	281,120
Deferred taxes	139,471
Other assets	7,365
TOTAL ASSETS	1,796,678
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Bonus payable	452,400
Deferred compensation	229,147
Accounts payable and accrued expenses	46,018
TOTAL LIABILITIES	727,565
Commitments and Contingencies	
Stockholder's Equity:	
Common stock, 1000 shares authorized, issued and	
outstanding, at $0.01 per share	10
Additional paid-in capital	501,000
Retained earnings	568,103
TOTAL STOCKHOLDER'S EQUITY	1,069,113
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,796,678

See notes to financial statement.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Northill Distribution US Inc. (the "Company" or "Northill") was incorporated on May 31, 2013 as a Delaware corporation. Northill is a wholly owned subsidiary of Northill Capital Holdings Limited ("NCHL" or the "Parent") established under the laws of Jersey, Channel Islands on May 16, 2011 and part of the Northill Capital Group. During 2013, the Company applied to the Financial Industry Regulatory Authority (FINRA) for a license to become a broker/dealer and on January 2, 2015, the application was accepted by FINRA and Northill became a licensed broker/dealer.

The Company entered into a cost plus services contract with NCHL for consulting services (see Note 4). The Company also engages in private placement transactions with institutional and high net worth investors in the United States and sells private funds of affiliated investment managers within the Northill Capital Group.

As a result of the Company's business, as described in the preceding paragraph, the Company does not hold any customer funds or securities. As such it has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) and accordingly, is exempt from the remaining provisions of this Rule 15c3-3 of the Securities Exchange Act of 1934. Under the exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (cont'd)</u>

<u>Income Taxes</u>

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years which are 2017, 2018, 2019 and 2020 and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. There were no material interest or penalties recorded during the year ended December 31, 2020

<u>Credit Risks</u>

Credit risks are taken by the Company when cash balances in its bank accounts including its money market account, exceed the Federal Deposit Insurance Corporation (FDIC) insurance and when the Company's receivables from affiliates and non-affiliates are under collateralized. There have been no losses related to these risks for the year ended December 31, 2020.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At December 31, 2020, the Company had $513,140 in a money market account.

NORTHILL DISTRIBUTION US INC.

Notes to Financial Statement

December 31, 2020

Note 2 - <u>Net Capital Requirements</u>

As a member of FINRA and registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020 the ratio of aggregated indebtedness to net capital was 1.13 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At December 31, 2020, the Company had net capital of $641,157, which was $592,653 in excess of its net capital requirement of $48,504.

Note 3 - <u>Income Taxes</u>

The deferred tax asset of $139,471 is a result of deferred compensation not deductible in the current or prior year. The Company files tax returns with the U.S Federal Government and New York State and City.

Note 4 - <u>Related Party Transactions</u>

The Company provides non-securities business consulting services to the Northill Capital Group. The Company entered into a cost plus services contract with NCHL effective October 1, 2019 which may be terminated by either party with six months' notice. The Company expects to continue earning revenue from consulting services under the terms of this agreement. In addition, NCHL stands ready to provide additional capital or financial support to the Company if so required. At December 31, 2020, $270,081 was owed to the Company by NCHL. At December 31, 2020, $1,039 was owed to the Company by Capital Four AIFM A/S and $5,000 was owed each by Securis Investment Partners LLP and Vantage Infrastructure (USA) Inc.("Vantage") , affiliated entities under common control.

Note 5 - <u>Commitments and Contingencies</u>

The Company has a short term lease with Vantage. The lease can be terminated at any time with 30 days' notice.

Note 5 - <u>**Commitments and Contingencies (cont'd)**</u>

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Deferred compensation represents amounts of compensation payable to employees. These amounts are payable in the April following three years from the grant of the award, subject to the employee remaining in employment. The deferred awards recognized by the Company represent total amounts payable from April 2021 through to April 2023.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - <u>**Defined Contribution Plan**</u>

The Company sponsors a defined contribution plan for a key employee.

Note 7 - <u>**COVID-19**</u>

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 8 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through February 15, 2021 the date which the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.